HARBOR ISLAND DEVELOPMENT CORP.

November 4, 2010

John Reynolds & Edwin Kin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

Amendment No. 4

File No. 333-166522

Originally Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of October 13, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 13, 2010.

Prospectus Summary, page 5

1.

We note your response to comments one and two of our letter dated August 12, 2010, and we reissue them in part. On page eight, you disclose your cash balance as of August 1, 2010 to be $15,444. This amount appears to be your cash balance on March 31, 2010, while your cash balance as of June 30, 2010 decreased to $4,594 according to your financial statements. It is unclear why your cash balance at August 1, 2010 would significantly rise despite you not having any revenues or sales of unregistered securities during this period. Please revise to clarify. To the extent your cash balance is less than $4,594, please revise to provide the basis of your assertion you have sufficient cash to operate for four months without additional financing, other than the deferred management fees owed to Mr. Don Ross. In addition, you should revise your disclosure on pages eight and 26 to indicate your cash balance at the most recent date practicable.

RESPONSE:  We have revised the Filing on Page 8 and on Page 26 to reflect the cash balance of $4,594 as of June 30, 2010 and October 31, 2010.

2.

The revised disclosure in this section says that receipt of the maximum amount of proceeds would require you to obtain additional funding to operate for one year. This disclosure does not appear to agree with the second full paragraph under the use of proceeds table.

RESPONSE:  The disclosures differ in that one takes into account the receipt of revenues and the other does not. The disclosure in the prospectus summary section only accounts for the maximum proceeds under this section, and in that instance we would need additional funding to operate for one year; while the disclosure under the use of proceeds section accounts for maximum proceeds under this offering including anticipated revenues. We have revised the Filing on Pages 5 and 13 to clarify the foregoing as follows:

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Page 5:

“We anticipate based on our current cash and working capital and our current expenses that we will be able to continue our plan of operations for four more months without additional outside financing, assuming our sole-officer and director continues to defer and accrue his management fees as further discussed herein.  Assuming we raise nominal or no revenues, even if the maximum amount of funds is raised under this offering, we will still require additional financing to fund our operations for a year….”

Page 13:

“We anticipate that the proceeds from the sale of the maximum amount covered in this offering, along with anticipated future revenue from the initiation of our business plan, will allow us to operate for 12 months without requiring additional funds from family, friends, and business acquaintances….”

Risk Factors, page 7

3.

We note your response to comment three of our letter dated August 12, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to clarify, if true, that Mr. Don Ross has ability to set the conversion ratio, which would allow him to determine what percentage of the Company he will own at any time after the offering.

RESPONSE:  We have considered your comment and respond accordingly.  Mr. Ross and the Company have agreed to amend the terms of the Management Agreement eliminating any convertibility feature.  As such, Mr. Ross will simply receive his monthly fee of $2,500, which is either paid in cash or accrued.

Use of Proceeds, page 13

4.

We note your response to comment five of our letter dated August 12, 2010 and we reissue it. It appears your anticipated revenues would be speculative given your lack of sales history, customers, an operational website, or distribution channels. Please revise your disclosure accordingly to clarify how long the Company will be able to operate with only nominal revenues in the next 12 months if the maximum amount of proceeds is raised. Further, the first sentence of the two paragraphs following the use of proceeds table do not appear to agree as one assumes the receipt of revenues and the other does not.

RESPONSE:  We have revised the Filing on Page 13 to clarify the length of time the Company will be able to operate the business with no or nominal revenue as follows:

“However, our anticipated revenue is speculative in nature and accordingly Mr. Ross has determined that if we were to receive the maximum amount of proceeds under this offering, coupled with our current cash on hand, that we would be able execute our business plan and operate the business for the initial 3-4 months without the need for additional funds. Further, Mr. Ross has determined that the maximum funds received under this offering would be sufficient only to cover our offering expenses, filing reports with the Securities and Exchange Commission and fund only our “start-up” costs. However, Mr. Ross has determined that the receipt of only the maximum proceeds available to the Company under this offering, and no other anticipated revenues, would not cover our full monthly operational costs and the Company would likely have to seek out additional capital.”

5.

We note your response to comments six and seven of our letter dated August 12, 2010 and we reissue them. You still have disclosure that provides you with significant discretion as to your use of proceeds. If you reserve the right to change your use of proceeds, you must clearly indicate under what circumstances you would do so and what those alternative uses of proceeds would be if those circumstances occurred. In this regard, the disclosure that any change in the use of proceeds "would be limited to a proportionate reduction in funds allocated to each specific item listed" is not clear and appears to limit the discretion to change the uses of proceeds.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

RESPONSE:  We have and revised the Filing on Page 14 to clarify the disclosure and have included the following language:

“There can be no assurance that the Company will raise any funds through this offering and if a limited amount of funds are raised, the Company reserves the right to change the specific amounts in the use of proceeds table and will use such funds according to its best judgment in accordance with the use of proceeds chart. This discretion is not unlimited and any such change in the use of proceeds as discussed above would be restricted to a proportionate reduction in funds allocated to each specific item listed, and would not differ materially from the use of proceeds chart above.”

6.

Please add narrative to disclose the uses of proceeds and amounts or those uses if proceeds are less than 50% or between 50% and 100%.

RESPONSE:  We have revised the Filing on Pages 13-14 to add a column designating the use of proceeds if we receive seventy-five percent (75%) of the maximum funds under this offering and have included the following language:

“If we raise between fifty percent (50%) and one hundred percent (100%) of the maximum amount of funds under this offering, we plan to purchase inventory and begin advertising and marketing our products. We estimate that we would be able to spend approximately $20,000 on this aspect of our business development.  If we raise fifty percent (50%) of the maximum amount of funds under this offering, we still intend to use the funds to purchase inventory and to initiate our marketing and advertising; however, we will not be able to devote substantial proceeds to such uses. In this instance, we estimate that we would spend up to $11,000 on this aspect on our business development. If we receive less than fifty percent (50%) of the maximum funds under this offering, we will spend as much as possible on our business development; however, the proceeds will likely only be enough to cover the offering expenses, and possibly the costs of purchasing minimal inventory and an inexpensive advertising strategy, such as email advertising. To the extent our offering proceeds do not cover any professional fees incurred by the Company, we will pay for such expenses out of any additional funding or revenues we receive.”

7.

 Some of the percentages in the table do not appear correct. Please revise or advise.

RESPONSE:  We have revised the Filing on Page 13 to correct the percentages in the chart.

8.

The amounts of $25,000 and $15,000 in the paragraph at the end of this section do not appear to agree with the table. Please reconcile or revise.

RESPONSE:  We have revised the Filing on Page 14 to include the following language:

“If the maximum amounts of funds are raised hereby, we intend to use the funds primarily to purchase inventory and to initiate our marketing and advertising strategies. We estimate that we would spend up to $27,000 on this aspect of our business development. If we raise between fifty percent (50%) and one hundred percent (100%) of the maximum amount of funds under this offering, we plan to purchase inventory and begin advertising and marketing our products. We estimate that we would be able to spend approximately $20,000 on this aspect of our business development.  If we raise fifty percent (50%) of the maximum amount of funds under this offering, we still intend to use the funds to purchase inventory and to initiate our marketing and advertising; however, we will not be able to devote substantial proceeds to such uses. In this instance, we estimate that we would spend up to $11,000 on this aspect on our business development. If we receive less than fifty percent (50%) of the maximum funds under this offering, we will spend as much as possible on our business development; however, the proceeds will likely only be enough to cover the offering expenses, and possibly the costs of purchasing minimal inventory and an inexpensive advertising strategy, such as email advertising. To the extent our offering proceeds do not cover any professional fees incurred by the Company, we will pay for such expenses out of any additional funding or revenues we receive.”

9.

Your Use of Proceeds table appears inconsistent with the amounts listed on pages 24, 25, and 27. Please revise to reconcile.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

RESPONSE:  The amounts differ because all three charts take into account different things. The Use of Proceeds table is limited to the amount of proceeds we receive under the offering and thus we have only allocated our expenses accordingly. The milestones chart takes into account “start-up” costs and is an outline of our growth strategy particular to our business. It does not account for professional fees or offering expenses, as it is only milestones after the offering, and does not calculate full operational costs. Finally, the “Target Company Expenses” chart outlines all expenses after the offering and is not limited only to the funds received under the offering. It estimates all expenses on the high-end and would require additional funding for the Company to satisfy such expenditures. However, we have revised the Filing on Pages 13, 22, 24, and 26, respectively, to clarify and have included the following language:

Page 13:

“Not taking into account any possible additional funding or revenues, Harbor Island Development Corp. intends to use the proceeds from this offering as follows. The following chart only assumes use of proceeds and therefore the amounts are allocated respectively:”

Page 22:

“The Milestones table hereunder is designed to set forth the growth strategy for the formation of the new organization after the offering, it estimates “start-up” costs particular to our business such as, hiring of personnel, purchasing initial inventory, and the beginning of marketing and start of physical operation, but does not fully calculate all operational costs for the first year, please see the “Targeted Company Expenses” chart for further estimates of our operational expenses. This table does not take into account offering expenses, or legal, accounting and other professional fees.”

Page 24:

“As set forth in the table above, we anticipate our minimum total first year "start-up" costs to be roughly $19,000. This amount the minimum of each of the “start-up” costs estimated to reach our operational milestones and the cost of only the initial inventory order. However, depending on revenue, we may be able to devote more capital to marketing and advertising, consultants and/or staff.  We anticipate our maximum “start-up” costs to be approximately $37,000.”

Page 26:

“We estimate that our expenses over the next 10-12 months following this offering will be approximately $117,000 as described in the table below. These estimates may change significantly depending on the nature of our future business activities and our ability to raise capital from shareholders or other sources. Some of these estimates will be paid for out of the proceeds of this offering, assuming we are successful in raising any such proceeds. However, we will not use our offering proceeds to repay the notes payable.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Page 26:

“The foregoing chart sets forth estimates of the Company’s total maximum operational expenses for the initial 12 month period following effectiveness of this offering. The amounts are not limited to proceeds received under this offering, if any, and therefore in order to reach our targets, we will need additional funds in the form of financing or revenues. Our anticipated Business Development costs will likely be associated with our need to purchase inventory and to continue to seek out and develop other potential distributors to add to our product line. We anticipate that these costs will average about $2,000 to $2,500 per month in the coming months. Management anticipates placing an initial order with our supplier in order to obtain samples of the clothing line that can be used in our sales efforts. After the initial order, we expect this will be a recurring expense of $1,000 to $1,500 per month depending on the type and nature of the items being purchased. Further, we anticipate initial operational costs to approximately $750 per month, which will be mainly concentrated on our efforts to seek out and secure retail locations to distribute our product for resale, and we have budgeted accordingly for trade shows to help engage new distributors to further expand the branding of our products.  Additionally, we anticipate that our expenditures related to Advertisement and Marketing will average around $1,000 per month, and will include the development of our website and print and online advertising we may elect to do. We base this estimate on the following breakdown: i) $400 devoted to online advertising, since we will use a cost-per-click form of advertising, we will be able to set our own budget each month, ii) $550 devoted to postcard mailers and print ads based on estimates for postcards mailers from www.uprinting.com, and the remainder will be directed towards advertising in local media, iii) 40-50 for email advertising, according to www.deluxe.com we can send unlimited emails to a list of 5,000 emails for around $40 per month. Our General and Administrative expenses will include office supplies, employment ads, employee salaries, and other miscellaneous administrative expenses, but will not include compensation to Mr. Ross, as the table assumes he will continue to defer his monthly management fee.”

10.

We note your revised Use of Proceeds table has a lower amount of Offering Expenses, Accounting, and Legal and Professional Fees if less than the maximum amount of shares are sold. Please revise to clarify why these amounts would be variable based on the amounts raised in this offering.

RESPONSE:  The expense amounts are not variable, however the chart is limited to our allocation of funds received under the offering, and therefore we must allocate less depending on the amount of proceeds we receive. If the offering expenses have exhausted our proceeds, we would require additional funding in order to pay for the professional fees the Company has incurred. If the amount of proceeds does not cover the offering expenses, we will have to pay for those expenses out of any cash we have. However, we have revised the Filing on Page 14 to clarify and have included the following language:

“If we receive less than fifty percent (50%) of the maximum funds under this offering, we will spend as much as possible on our business development; however, the proceeds will likely only be enough to cover the offering expenses, and possibly the costs of purchasing minimal inventory and an inexpensive advertising strategy, such as email advertising. To the extent our offering proceeds do not cover any professional fees incurred by the Company, we anticipate paying for any such expenses out of any additional funding or revenues we receive.”

Description of Business, page 19

11.

We note your response to comment eight of our letter dated August 12, 2010, and we reissue it. You anticipate that your start up costs for your first year to be approximately $15,000 to implement your business plan. We note that this is significantly lower than the amounts listed on page 27 for your business development and marketing expenses for your first 12 months. Please revise to reconcile.

RESPONSE:  We have revised the Filing on Pages 24 and 26, respectively, to recalculate our costs, clarify our expenses and we have included the following language:

Page 24:

“As set forth in the table above, we anticipate our minimum total first year "start-up" costs to be roughly $19,000. This amount the minimum of each of the “start-up” costs estimated to reach our operational milestones and the cost of only the initial inventory order. However, depending on revenue, we may be able to more capital to marketing and advertising, consultants and/or staff.  We anticipate our maximum “start-up” costs to be approximately $37,000.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Page 26:

“The foregoing chart sets forth estimates of the Company’s total maximum operational expenses for the initial 12 month period following effectiveness of this offering. The amounts are not limited to proceeds received under this offering, if any, and therefore in order to reach our targets, we will need additional funds in the form of financing or revenues. Our anticipated Business Development costs will likely be associated with our need to purchase inventory and to continue to seek out and develop other potential distributors to add to our product line. We anticipate that these costs will average about $2,000 to $2,500 per month in the coming months. Management anticipates placing an initial order with our supplier in order to obtain samples of the clothing line that can be used in our sales efforts. After the initial order, we expect this will be a recurring expense of $1,000 to $1,500 per month depending on the type and nature of the items being purchased. Further, we anticipate initial operational costs to approximately $750 per month, which will be mainly concentrated on our efforts to seek out and secure existing retailers to distribute our products for resale, and we have budgeted accordingly for trade shows to help engage new distributors to further expand the branding of our products.”

12.

We note that Island Stuff USA has a website and appears to sell its products online to wholesalers. Please revise to clarify whether you would compete with Island Stuff USA for sales.

RESPONSE:  We have revised the Filing on Page 19 to include the following language:

“As we press on through the start-up phase of our Company, we believe that consulting with the staff at Island Stuff USA will truly be an invaluable commodity.  They have proven their apparel behind ten years of sales, and we believe that they will help jumpstart our distribution of their apparel.  It is a win-win for both parties involved because they are simply a wholesaler, and we will seek to be their leading reseller. As Island Stuff USA is more of a bulk wholesaler that operates on a larger scale, we do not foresee competing with Island Stuff USA.  Additionally Island Stuff USA does not sell directly to the public and we intend to sell to the public through our e-commerce website.”

13.

We note your business plan includes advertising to hire sales stall in four to six months, but does not actually include hiring any staff or budgeting for their salaries. Please revise accordingly.

RESPONSE:  We have revised the Milestones Chart on Page 24 of the Filing to include the following language:

“$500 - $1000 for ads - We will only pay to place ads in local newspapers if we are unable to adequately utilize free internet job websites. Our ability to place paid ads will be dependent on future financings and/or generated revenue. We have budgeted between $4,000 to $12,000 for initial employee salaries, depending on how many employees we decide to hire, which is dependent on future financing or successful operations.

We anticipate seeking out sales persons with sales experience in the retail clothing industry. We will offer no benefits and will base our hourly wages on what is customary for retail sales in our initial region. We have budgeted to pay around $8.50/hour for around 15 hours a week for 1-3 employees. We do not anticipate offering a commission structure; however, commission may be implemented once we have begun complete operations.”

14.

In your prior amendment, you disclose part of your business plan is to open a retail location to sell your clothing products. Please clarify whether this is still part of your business plan. We note on page 23 you mention “rental of facility," but fail to clarify what you mean by this term.

RESPONSE:  At this time, we would like to focus on website sales and distribution of our products to resellers, and thus we have no need to rent or open a retail location; therefore, we have revised the Filing on Page 22 to include the following language:

“The Milestones table hereunder is designed to be a growth strategy for the formation of the new organization after the offering, it estimates “start-up” costs particular to our business such as, hiring of personnel, purchasing initial inventory, and the beginning of marketing and start of physical operation, but does not fully calculate all operational costs for the first year, please see the “Targeted Company Expenses” chart for further estimates of our operational expenses. It does not take into account offering expenses, or legal, accounting and other professional fees.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Management Discussion and Analysis, page 26

Liquidity and Capital Resources, page 26

15.

We note your response to comment 10 of our letter dated August 12, 2010, and we reissue it in part. In light of your new business plan and its focus on your website, please revise to reconcile your disclosure on page 27 that you will spend $1,000 per month to seek and secure retail locations. Also, please revise to clarify that the table on page 27 includes compensation to Mr. Ross, or if it assumes he will continue to defer his monthly management fee.

RESPONSE:  We have revised the Filing on Page 26 to include the following language:

“The foregoing chart sets forth estimates of the Company’s total maximum operational expenses for the initial 12 month period following effectiveness of this offering. The amounts are not limited to proceeds received under this offering, if any, and therefore in order to reach our targets, we will need additional funds in the form of financing or revenues. Our anticipated Business Development costs will likely be associated with our need to purchase inventory and to continue to seek out and develop other potential distributors to add to our product line. We anticipate that these costs will average about $2,000 to $2,500 per month in the coming months. Management anticipates placing an initial order with our supplier in order to obtain samples of the clothing line that can be used in our sales efforts. After the initial order, we expect this will be a recurring expense of $1,000 to $1,500 per month depending on the type and nature of the items being purchased. Further, we anticipate initial operational costs to approximately $750 per month, which will be mainly concentrated on our efforts to seek out and secure existing retailers to distribute our products for resale, and we have budgeted accordingly for trade shows to help engage new distributors to further expand the branding of our products.  Additionally, we anticipate that our expenditures related to Advertisement and Marketing will average around $1,000 per month, and will include the development of our website and print and online advertising we may elect to do. We base this estimate on the following breakdown: i) $400 devoted to online advertising, since we will use a cost-per-click form of advertising, we will be able to set our own budget each month, ii) $550 devoted to postcard mailers and print ads based on estimates for postcards mailers from www.uprinting.com, and the remainder will be directed towards advertising in local media, iii) $40-$50 for email advertising, according to www.deluxe.com we can send unlimited emails to a list of 5,000 emails for around $40 per month. Our General and Administrative expenses will include office supplies, employment ads, employee salaries, and other miscellaneous administrative expenses, but will not include compensation to Mr. Ross, as the table assumes he will continue to defer his monthly management fee.”

Security Ownership of Certain Beneficia1 Owners and Management, page 32

16.

We note your response to comment 16 of our letter dated August 12, 2010 and we reissue it in part. We note your illustration that, at the offering price, the amounts owed to Mr. Ross could be converted into approximately 200,000 shares of common stock. Please revise to also note, if true, that Mr. Ross could receive an undeterminable amount or common stock in the next 60 days because the conversion ratio is solely by his discretion.

RESPONSE:  We have considered your comment and respond accordingly.  Mr. Ross and the Company have agreed to amend the terms of the Management Agreement eliminating any convertibility feature.  As such, Mr. Ross will simply receive his monthly fee of $2,500, which is either paid in cash or accrued.

Certain Relationships and Related Transactions, page 32

17.

Please revise this section to include the note payable owed to Mr. Don Ross, as described on page F-8.

RESPONSE:  We have revised the Filing on Page 31 to include the following language:

“On November 3, 2010, the Company issued a one year 10% Promissory Note in the principal amount of $10,000 to Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors.  The $10,000 principal amount underlying the Promissory Note was loaned to the Company on May 10, 2010, and is payable on or before the one year anniversary of the Note and accrues interest at the rate of 10% per annum.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

June 30, 2010 Financial Statements, page F-1

18.

Please present an unaudited statement of stockholders' deficiency for the period from the latest fiscal year end of March 31, 2010 to the interim balance sheet date of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

RESPONSE:  We have revised the Filing on Page F-5 of the June 30, 2010 financial statements to include an unaudited statement of stockholders' deficiency for the period from March 19, 2010 (date of inception) to June 30, 2010.

19.

Please provide a subsequent events footnote to disclose the date through which you have evaluated subsequent events and state whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

RESPONSE:  We have revised the Filing on Page F-9 of the June 30, 2010 financial statements to include a reference to subsequent events (note 6).

20.

We note on page 26 that Mr. Ross receives a monthly fee of $2,500, which may be converted into shares of common stock at a conversion rate to be determined solely by Mr. Ross. Please disclose the obligation to issue an undefined amount of shares in your financial statement footnotes, and tell us how you account for the liability that may be converted at an undefined conversion rate. In your response, cite the specific accounting guidance that you applied in arriving at your accounting treatment.

RESPONSE:  We have considered your comment and respond accordingly.  Mr. Ross and the Company have agreed to amend the terms of the Management Agreement eliminating any convertibility feature.  As such, Mr. Ross will simply receive his monthly fee of $2,500, which is either paid in cash or accrued.

Statement of Operations, page F-3

21.

Please revise to provide a statement of operations for the period from inception date, March 19, 2010 to June 30, 2010, pursuant to ASC 915-225-45-1.

RESPONSE:

We have revised the Filing on Page F-3 and F-4 to include a comparative period from March 19, 2010 (date of inception) to March 31, 2010 for the statement of operations and statement of cashflows, respectively.

22.

We note your disclosure from page 11 that you pay $2,500 per month to Mr. Ross for his services to the company and such fees are being accrued and deferred. However, it does not appear management fees were accrued as of and for the three months ended June 30, 2010 in your financial statements. Please clarify or revise.

RESPONSE:  We have revised the June 30, 2010 financial statements to include $5,000 of management fees incurred for May and June 2010 pursuant to the management agreement that was signed on April 26, 2010.

In connection with the Company’s responding to the comments set forth in the October 13, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross, President and CEO

2275 NW 150th Street, Unit B Opa Locka, FL 33054